UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Rikengreen Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kumiai Chemical Industry Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Toshimi Kurata

General Manager of General Affairs Department

Rikengreen Co., Ltd.

TIXTOWER UENO 8F, 8-1, Ueno 8-chome, Taito-ku, Tokyo, 110-8520, Japan

+81-03-6802-8510

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I	INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit I-1: English translation of Announcement of Execution of Share Exchange Agreement (Simplified Share Exchange) Regarding Rikengreen Co., Ltd. Becoming a Wholly Owned Subsidiary of Kumiai Chemical Industry Co., Ltd. dated June 7, 2019 *

Exhibit I-2: English translation of Notice for Convocation of Extraordinary Shareholders Meeting dated July 18, 2019

*	Previously submitted on Form CB on June 10, 2019.

(b)	Not applicable.

Item 2.	Informational Legends

Included in Exhibit I-1 and Exhibit I-2

PART II	INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III	CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed with the Commission on June 10, 2019.
(2)	Not applicable.

PART IV	SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Makoto Takagi
(Signature)

Name:	Makoto Takagi

Title:	Senior Managing Director

July 19, 2019
(Date)